

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2022

Thomas M. Herzog
Chief Executive Officer
Healthpeak Properties, Inc.
5050 South Syracuse Street, Suite 800
Denver, Colorado 80237

> **Re: Healthpeak Properties, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 17, 2022**
> **File No. 001-08895**

Dear Thomas M. Herzog:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program